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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47862

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 AND ENDING 12/31/2009
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ramat Securities, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

23811 Chagrin Boulevard, Suite 200
            (No. and Street)

Beachwood   Ohio   44122
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Zlatin   216-595-0987
                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
        (Name – *if individual, state last, first, middle name*)

800 Westpoint Pkwy., Suite 1100 Westlake   Ohio   44145
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  ☒ Certified Public Accountant

  ☐ Public Accountant

  ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____David Zlatin_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____Ramat Securities, Ltd._____, as of _____December 31_____, 20__09__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

BRENT ZECHMAN
Notary Public, State of Ohio, Cuy. Cty.
My commission expires Feb. 22, 2011

_____
Signature

C O O

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

RAMAT SECURITIES, LTD.

DECEMBER 31, 2009

TABLE OF CONTENTS



Cohen Fund Audit Services, Ltd.   440.835.8500
800 Westpoint Pkwy., Suite 1100   440.835.1093 *fax*
Westlake, OH 44145-1524

www.cohenfund.com

MEMBERS
RAMAT SECURITIES, LTD.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Ramat Securities, Ltd. (the Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ramat Securities, Ltd. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 18, 2010
Westlake, Ohio




STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 5,209
Interest and dividends receivable	62,669
Marketable securities owned at fair value	9,764,529
Furniture and equipment – At cost – Less accumulated depreciation of $28,336	3,057
	$ 9,835,464

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Payable to clearing broker	$ 3,008,687
Dividends payable	3,081
Preferred stock sold short, at fair value	730,707
Put options written, at fair value	32,450
Subordinated interest payable	490,105
Subordinated borrowings	3,600,000
	7,865,030

COMMITMENTS

MEMBERS' EQUITY	1,970,434
	$ 9,835,464

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

    Ramat Securities, Ltd. (the Company) was formed as a limited liability company under the laws of the State of Ohio on November 22, 1994. The Company shall continue for thirty (30) years unless sooner terminated in accordance with its operating agreement. The Company is registered with the Securities and Exchange Commission (SEC) and in the states of Ohio, Arizona, Connecticut, Florida, Illinois, New Jersey, New York, Pennsylvania, and Texas and is a member of the Financial Industry Regulatory Authority (FINRA) and the NASDAQ, as a broker-dealer. The Company is involved in the trading of fixed income securities, equity securities, and options.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Nature of Business

    The Company is a broker or dealer in the following activities: making inter-dealer markets in corporate securities over the counter, put and call broker or dealer, option writer, non-exchange member arranging for transactions in listed securities by exchange members, trading securities for own account.

    Cash and Cash Equivalents

    At times during the year, the Company may maintain cash accounts with financial institutions in excess of the Federal Deposit Insurance Corporation insurance. The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

    Marketable Securities Owned

    Securities and commodities transactions are recorded on a trade-date basis as securities transactions occur. Marketable securities are valued at quoted market value.

    Concentration of Credit Risk

    The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

    Depreciation

    Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over five to seven years.

NOTES TO THE FINANCIAL STATEMENT

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company has elected to be treated as a partnership as defined by the Internal Revenue Code. As a result, there is no provision for income taxes in the accompanying financial statements. The members of the Company are to include their respective share of profits and losses of the Company in their individual and corporate tax returns.

Effective January 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*, which require recognition of and disclosures related to uncertain tax positions. Under the guidance, the Company assessed the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The adoption had no effect on the Company's members' equity. The Company is no longer subject to examination by U.S. federal tax authorities for tax years before 2006.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Management has evaluated subsequent events through February 18, 2010, the date the financial statements were available to be issued.

3.   ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTES TO THE FINANCIAL STATEMENT

3.   ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS (Continued)

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1   Quoted prices in active markets for identical securities

Level 2   Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)

Level 3   Significant unobservable inputs (including the Company's own assumptions used to determine value)

Generally, the Company utilizes quoted market prices, and other relevant information generated by market transactions, to measure fair value when available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques. In certain cases, the Company may be required to make judgments about assumptions that market participants would use in estimating the fair value of financial instruments (Level 3 valuations).

Assets and liabilities measured at fair value are comprised of the following at December 31, 2009:

Description - Assets	Level 1	Level 2	Level 3
Common stocks	$ 4,079,430		
Preferred stocks	4,752,204		
Call options purchased	43,800		
Corporate bonds		$ 889,095	
	$ 8,875,434	$ 889,095	$ -

Description - Liabilities	Level 1	Level 2	Level 3
Preferred stock sold short	$ 730,707		
Put options written	32,450		
	$ 763,157	$ -	$ -

4.   FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally options, are based on quoted market prices.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivatives contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in GAAP, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

NOTES TO THE FINANCIAL STATEMENT

4.   FINANCIAL INSTRUMENTS (Continued)

Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition.

Fair values of derivative instruments as of December 31, 2009:

Derivatives Not Designated as Hedging Instruments	Balance Sheet Location	Asset Derivatives	Liability Derivatives
Call options purchased	Securities owned at fair value	$ 43,800	
Put options written	Put options written, at fair value		$ 32,450
Total derivatives not designated as hedging instruments		$ 43,800	$ 32,450
Total derivatives		$ 43,800	$ 32,450

5.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments.   These financial instruments include exchange-traded options.   These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk.   Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options is limited to the unrealized fair valuation gains recorded in the statement of financial condition.   Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase at a future date. The Company has recorded these obligations in the financial statements at December 31, 2009, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2009.

6.   PAYABLE TO CLEARING BROKER

The payable to clearing broker is for the Company's transactions and is collateralized by all securities owned by the Company.

NOTES TO THE FINANCIAL STATEMENT

7. SUBORDINATED BORROWINGS AND SUBORDINATED INTEREST

At December 31, 2009, subordinated borrowings consisted of six subordinated notes payable to a member of the Company with a combined principal balance of $3,600,000. Interest expense on outstanding borrowings amounted to approximately $197,000 during the year ended December 31, 2009, of which none was paid. The subordinated notes bear interest at rates ranging from 5% to 6.25% per annum. The accrued interest and principal on the subordinated notes mature in 2011 and 2012.

At December 31, 2009, subordinated interest payable of approximately $490,100 consisted of the current and prior year's interest payable on subordinated borrowings. The Company intends to have all additional interest accrued on the subordinated borrowings to be subordinated until the maturity dates of the subordinated notes.

At December 31, 2009, future maturities of the subordinated notes and interest are as follows:

	Subordinated Notes	Subordinated Interest
2011	$ 3,000,000	$ 473,732
2012	600,000	16,373
	$ 3,600,000	$ 490,105

The subordinated borrowings and interest are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they cannot be repaid. The 2009 subordinated borrowings and interest were approved by FINRA as net equity capital in November 2009.

8. NET CAPITAL REQUIREMENTS OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $100,000 or $6\frac{2}{3}\%$ of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $4,267,941, which was $4,167,941 in excess of its required net capital of $100,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2009, the ratio was .18 to 1.

NOTES TO THE FINANCIAL STATEMENT

9.   COMMITMENTS

<u>Leases</u>

The Company leases the property used for its business location through June 30, 2010, for $2,579 per month. The lease contains four one-year extensions at similar terms. The lease is guaranteed by one of the members of the Company. Total future minimum lease commitment under this lease is $15,474 in 2010.

10.   EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, therefore, exempt from the requirements of Rule 15c3-3.

focused.
experienced.
responsive.

RAMAT SECURITIES, LTD.

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

